

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Christopher Stone
Vice President and General Counsel
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

> **Re: PDL BioPharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 5, 2020**
> **File No. 000-19756**

Dear Mr. Stone:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Jacob D. Steele